[KALOBIOS LETTERHEAD]

July 5, 2017

BY EDGAR

Ms. Suzanne Hayes
Mr. Chris Edwards
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:        KaloBios Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed March 17, 2017
File No. 333-216799

Dear Mr. Edwards:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Commission’s letter dated March 22, 2017 (the “Letter”) with respect to the above-captioned registration statement filed by KaloBios Pharmaceuticals, Inc. (the “Company”).

For convenience of reference, the Staff’s comment is reprinted below in italics, and is followed by the Company’s corresponding response.

General

1.
Please note that an at-the-market resale offering under Rule 415 is not available for registrants that are quoted on the OTC Pink Sheets. Please revise to provide a fixed price for your resale offering until you are quoted by the OTC Bulletin Board, the OTCQX or OTCQB or are listed on an exchange.

RESPONSE:  The Company acknowledges the Staff’s comment. Please be advised that on June 26, 2017, the Company’s common stock began trading on the OTCQB. The registration statement has been revised accordingly in the amendment filed today.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (919) 761-5240 or by e-mail at davidtousley@yahoo.com, or Kevin Vold by phone at (202) 626-8357 or by email at kvold@polsinelli.com.

Sincerely,

/s/ David Tousley
Interim Chief Financial Officer
KaloBios Pharmaceuticals, Inc.

cc:
Cameron Durrant,
Chief Executive Officer
KaloBios Pharmaceuticals, Inc.

Kevin L. Vold
Polsinelli PC